SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                   FORM 11-K


     / X /      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal year ended: December 31, 2001

OR

     /   /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                        For the transition period:  N/A


                         Commission File Number 0-13358


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.
                          (Exact name of the plan)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CAPITAL CITY BANK GROUP, INC.
           (Exact name of registrant as specified in its charter)

             217 North Monroe Street, Tallahassee, Florida 32301
                  (Address of principal executive offices)


                           REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. Profit Sharing 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedules of the plan for the fiscal year ended December 31, 2001 have been prepared in accordance with the financial reporting requirements of ERISA.

                       CAPITAL CITY BANK GROUP, INC.
                         PROFIT SHARING 401(k) PLAN
                     Financial Statements and Schedule
                         December 31, 2001 and 2000
                (With Independent Auditors' Report Thereon)

                       CAPITAL CITY BANK GROUP, INC.
                         PROFIT SHARING 401(k) PLAN


                             Table of Contents

                                                                   Page
Independent Auditors' Report                                          1

Financial Statements:
  Statements of Net Assets Available for Benefits -
    December 31, 2001 and 2000                                        2
  Statement of Changes in Net Assets Available for Benefits -
    Year ended December 31, 2001                                      3

Notes to Financial Statements                                         4
Schedule Supporting Financial Statements

Schedule H, Line 4i - Schedule of Assets Held at End of Year -
  December 31, 2001                                                   8

                        Independent Auditors' Report


The Retirement Committee of
  Capital City Bank Group, Inc.:

We have audited the 2001 financial statements of Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the Plan) as listed in the accompanying table of contents. In connection with our audit of the 2001 financial statements, we have also audited the 2001 financial statement schedule as listed in the accompanying table of contents. These financial statements and financial statement schedule are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of the Plan as of December 31, 2000, was audited by other auditors who have ceased operations. These auditors expressed an unqualified opinion on that statement in their report dated June 19, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2001 basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets Held at End of Year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.


Jacksonville, Florida
September 25, 2002


For information relating to the lack of an updated consent of Arthur Andersen LLP, see Exhibit 99.

                 CAPITAL CITY BANK GROUP, INC.
                  PROFIT SHARING 401(K) PLAN

          Statements of Net Assets Available for Benefits
                  December 31, 2001 and 2000


                                           2001         2000
                                        ----------    ---------
Assets:
Investments, at fair value (note 3)     $3,291,043    2,241,295
Accrued interest income                          -        1,122
Participant contributions receivable        61,293       52,478
                                        ----------    ---------
                                         3,352,336    2,294,895

Liabilities -
  excess contributions payable                   -       24,893
                                        ----------    ---------
   Net assets available for benefits    $3,352,336    2,270,002
                                        ==========    =========


See accompanying notes to financial statements.

                    CAPITAL CITY BANK GROUP, INC.
                      PROFIT SHARING 401(K) PLAN
             Statement of Changes in Net Assets Available
               for Benefits Year ended December 31, 2001


Additions:
 Contributions:
  Participant                            $  785,902
  Rollovers                                  12,039
                                         ----------
       Total contributions                  797,941

 Transfer in of The First National
  Bank of West Point
    Section 401(k) Profit Sharing
      Plan net assets                       643,715
                                         ----------
 Dividends and interest income                3,644
                                         ----------
     Total additions                      1,445,300
                                         ----------
Deductions:
 Benefits paid to participants (note 3)      61,863
 Net depreciation in fair value
  of investments                            301,103
                                         ----------
     Total deductions                       362,966
                                         ----------
     Net increase in net assets
       available for benefits             1,082,334
Net assets available for benefits:
 Beginning of year                        2,270,002
                                         ----------
 End of year                             $3,352,336
                                         ==========


See accompanying notes to financial statements.

        CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                     Notes to Financial Statements

                      December 31, 2001 and 2000

(1)  Description of the Plan

The following description of the Capital City Bank Group, Inc. Profit Sharing 401(k) Plan (the Plan) provides general information only. More complete information regarding the Plan's provisions may be found in the Plan document.

(a)  General

The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of
Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all eligible employees of Capital City Bank Group, Inc. (the Company). Employees of the Company who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which the employee becomes eligible to participate in the Plan.

(b)  Plan Administration

The overall responsibility for administering the Plan rests with the Company. The Plan's trustee, Capital City Trust Company (the Trustee), is responsible for the management and control of the Plan's assets. For the period January 1, 2000 to June 30, 2000, Banker Systems, Inc. provided record-keeping services for the Plan. Effective July 1, 2000, Federated Investors, Inc. provides record-keeping services for the Plan.

(c)  Plan Merger

On March 2, 2001, the Company acquired First Bankshares of West Point, Inc. and its subsidiary, First National Bank of West Point. Effective March 2, 2001, the employees of First Bankshares of West Point, Inc. became eligible to participate in the Plan. The First National Bank of West Point Section 401(k) Profit Sharing Plan merged into the Plan effective July 1, 2001. On March 9, 2001, the Company acquired six First Union National Bank offices in Macon, Georgia, and the surrounding areas. Effective March 9, 2001, the employees of these offices became eligible to participate in the Plan.

(d)  Contributions

Each year, participants may elect to contribute up to 15% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Discretionary employer matching and profit-sharing contributions may be contributed to the Plan at the option of the Company's Board of Directors, subject to certain limitations. There were no employer contributions in 2001.

(e)  Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the plan year.

        CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                     Notes to Financial Statements

                      December 31, 2001 and 2000

(f)  Investment Options

As of December 31, 2001, participants could direct their contributions into 16 investment options. Participants can change their investment elections and balances daily via telephone voice response system, with their contributions being changed the next applicable payroll period.

(g)  Benefits Paid to Participants

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Participants may also receive a distribution while in service upon demonstration of financial hardship.

(h)  Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. Credited service is based on 1,000 hours of work in one year.

(2)  Summary of Accounting Policies

(a)  Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)  Investments

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company's common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol "CCBG."

The Plan's investments include funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

        CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                     Notes to Financial Statements

                      December 31, 2001 and 2000

(d)  Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)  Plan Expenses

All plan expenses are paid by the Company.

(f)  Voting Rights

The Trustee is required to vote on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.

(3)  Investments

The investments of the Plan are held in a trust fund administered by the Trustee. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:


                                                2001         2000
                                             ----------   ----------
Investments at fair value:
Federated Max-Cap Fund
  (52,030 and 46,918 shares)                 $1,208,671    1,255,479
Federated Treasury Obligations Fund
  (788,292 and 124,011 shares)                  788,292      124,011
Federated International Equity Fund
  (15,327 and 16,772 shares)                    230,833      355,243
Federated Aggressive Growth Fund
  (18,859 and 12,661 shares)                    222,923      180,425
Federated Capital Appreciation Fund
  (7,069 and 2,089 shares)                      169,388       53,805
Capital City Bank Group, Inc. Common Stock
  (6,494 and 4,931 shares)                      157,349      122,353

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated) appreciated in value as follows:

               Mutual funds                $(303,759)
               Common stock                    2,656
                                           ---------

               Net depreciation in fair
                 value of investments      $(301,103)
                                           =========

        CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(K) PLAN

                     Notes to Financial Statements

                      December 31, 2001 and 2000

(4)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants would become 100% vested in their employer contributions.

(5)  Tax Status

The Internal Revenue Service issued a determination letter dated July 20, 1999, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. The plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6)  Related Parties

The Plan owns 6,494 shares of the Company's stock at December 31, 2001, which represents approximately 0.06% of the outstanding common stock of the Company at that date.

(7)  Reconciliation to Form 5500

As of December 31, 2001 and 2000, the Plan had $19,277 and $5,542, respectively, of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits.

The following table reconciles net assets available for benefits on the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 2001 and 2000:


                                            Net assets        Net assets
                                           available for     available for
                          Benefits paid   benefits - 2001   benefits - 2000
                          -------------   ---------------   ---------------
Balance on financial
  statements                 $61,863         3,352,336          2,270,002
2001 amounts pending
  distributions to
  participants                19,277           (19,277)                 -
2000 amounts pending
  distributions to
  participants                (5,542)                -             (5,542)
                             -------         ---------          ---------
Balance on Form 5500         $75,598         3,333,059          2,264,460


                                         CAPITAL CITY BANK GROUP, INC.
                                          PROFIT SHARING 401(k) PLAN

                         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                              December 31, 2001

    Identity of
   party involved                        Description of investment                          Fair value
-------------------    ----------------------------------------------------------------    ------------
* Federated
    Investors, Inc.    Mutual Funds:

                       Federated Max-Cap Fund, 52,030 shares                               $ 1,208,671
                       Federated Treasury Obligations Fund, 788,292 shares                     788,292
                       Federated International Equity Fund, 15,327 shares                      230,833
                       Federated Aggressive Growth Fund, 18,859 shares                         222,923
                       Federated Capital Appreciation Fund, 7,069 shares                       169,388
                       Federated Total Return Fund, 12,429 shares                              130,505
                       Federated Growth Strategies Fund, 3,797 shares                           97,171
                       Federated U.S. Government Securities Fund,  6,741 shares                 74,764
                       Federated Stock Trust Fund, mutual fund, 2,027 shares                    68,810
                       Federated Managed Moderate Growth Portfolio Fund, 5,858 shares           63,917
                       Federated International Small Company Fund, 2,082 shares                 36,648
                       Federated Managed Growth Portfolio Fund, 1,730 shares                    19,871
                       Federated Managed Income Portfolio Fund, 1,189 shares                    12,108
                       Federated Managed Conservative Growth Portfolio Fund, 963 shares          9,789
                       Federated Money Market Fund                                                   4

* Capital City
    Bank Group, Inc.   Capital City Bank Group, Inc., Common Stock, 6,494 shares               157,349
                                                                                            ----------
                                                                                            $3,291,043
                                                                                            ==========
* Represents a party in interest.

See accompanying independent auditors' report.


Exhibit Index

Exhibit No.     Document
-----------     --------
23.1            Consent of KPMG LLP
23.2*           Consent of Arthur Andersen LLP
99              Information relating to the lack of an updated consent of
                Arthur Andersen LLP

*Omitted pursuant to Rule 437A under Securities Act.



Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan.


By:  Capital City Trust Company, Trustee


By:  /s/ Randolph M. Pople
     --------------------------------
     Randolph M. Pople, President

Exhibit 23.1   Independent Auditors' Consent

                         INDEPENDENT AUDITORS CONSENT

To Retirement Committee of
  Capital City Bank Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-36693) on Form S-8 of Capital City Bank Group, Inc. of our report dated September 25, 2002, relating to the financial statements and supplemental schedule of Capital City Bank Group, Inc. Profit Sharing 401(k) Plan as of December 31, 2001 and for the year then ended, which report appears in the December 31, 2001 annual report on Form 11-K of Capital City Bank Group, Inc. Profit Sharing 401(k) Plan.


/s/ KPMG LLP

Jacksonville, FL
October 1, 2002

Exhibit 99	  Report of Independent Certified Public Accountants for the
            Plan Year Ended December 31, 2000


            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Retirement Committee of
  Capital City Bank Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of CAPITAL CITY BANK GROUP, INC. PROFIT SHARING 401(k) PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Jacksonville, Florida
June 19, 2001



The report above is a copy of a previous report and has not been reissued by Arthur Andersen LLP.

                      RISK RELATING TO THE LACK OF AN
                    UPDATED CONSENT OF ARTHUR ANDERSEN LLP

The statement of net assets available for benefits of the Capital City Bank Group, Inc. Profit Sharing 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000, included in this Report on Form 11-K was audited by Arthur Andersen LLP. Due to the status of Arthur Andersen LLP, we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to the inclusion of their report in this Report on Form 11-K, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this Report on Form 11-K, investors' ability to assert claims against Arthur Andersen LLP may be limited. In particular, because of this lack of consent, investors will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in, or an omission to state a material fact required to be stated in, the financial statements audited by Arthur Andersen LLP that are included in this Report on Form 11-K and incorporated by reference into the registration statement (No. 333-36693) on Form S-8 of Capital City Bank Group, Inc.